Johnson Matthey

06015104

July 5, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2006
WASH. D.C. 190

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 2376

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notice of Annual General Meeting**	**June 2006**
2.	**Annual Information Update**	**June 2006**
3.	**Notification of Transactions of Directors/Persons**	**21 June 2006**
4.	**Notification of Transactions of Directors/Persons**	**21 June 2006**
5.	**Blocklisting Interim Review**	**27 June 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

Enclosures
cc: S. A. Farrant (w/o encl.)

dlw 7/13

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

ANNUAL REPORT AND ACCOUNTS
NOTICE OF ANNUAL GENERAL MEETING

Copies of the following documents have been submitted to the UK Listing Authority:

Annual Report and Accounts 2006
Notice of Annual General Meeting 2006
Form of Proxy 2006

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

All of the above documents have been posted to shareholders today.

ANNUAL INFORMATION UPDATE

Johnson Matthey PLC (the "Company") is pleased to provide an annual information update in accordance with the requirements of Prospectus Rule 5.2. This update refers to information that has been published or made available by the Company to the public over the twelve months ended on 31 March 2006. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

The information referred to in this update was up to date at the time the information was published but some information may, at any time, become out of date due to changing circumstances.

1. Announcements made via RNS

Date	Heading	Brief Description
01/04/05	Director Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
01/04/05	Holding in Company	Notification of Major Interests in Shares - Lloyds TSB Group plc (including Scottish Widows Investment Partnership)
01/04/05	Director Shareholding	PEP dividend reinvestment
13/04/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
13/04/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
19/04/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan
22/04/05	Director Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
25/04/05	Holding in Company	Notification of Major Interests in Shares - AXA S.A.
10/05/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan
12/05/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan
16/05/05	Platinum Update	
19/05/05	Director Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
26/05/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan
02/06/05	Final Results	Results for year ended 31/03/05
02/06/05	IFRS Restatement	Restatement of results for the year ended 31/03/05 under International Financial Reporting Standards
10/06/05	Holding in Company	Notification of Major Interests in Shares - Aviva plc/Morley Fund Management Limited
13/06/05	Notice of AGM	Submission of Annual Report and AGM Notice to the FSA Document Viewing Facility
16/06/05	Director Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
17/06/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
21/06/05	Director Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US
07/07/05	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson

		Matthey Salaried Employees Savings Investment Plan (US)
19/07/05	AGM Statement	Chairman's AGM statement
19/07/05	Result of AGM	Resolutions passed at AGM/proxy votes received
21/07/05	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
22/07/05	Director/PDMR Shareholding	Grant of share options
22/07/05	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
01/08/05	Holding in Company	Notification of Major Interests in Shares - Barclays PLC
01/08/05	Director/PDMR Shareholding	Allocation of shares under the Johnson Matthey Long Term Incentive Plan
01/08/05	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
08/08/05	Holding in Company	Notification of Major Interests in Shares - Zurich Financial Services
15/08/05	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
18/08/05	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
19/08/05	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
19/08/05	Director/PDMR Shareholding	Dividend reinvestment – purchase of shares
31/08/05	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
06/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
08/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
09/09/05	Autocatalyst Facility	Building of autocatalyst facility in Korea
09/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
13/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
15/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
15/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
16/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
22/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
23/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
23/09/05	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
23/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
27/09/05	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust

28/09/05	Trading Statement	Pre-close trading update for the half year to 30/09/05
10/10/05	Director/PDMR Shareholding	PEP dividend reinvestment
20/10/05	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
27/10/05	Holding in Company	Notification of Major Interests in Shares - HBOS plc
18/11/05	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
23/11/05	Interim Results	Interim results for the half year to 30/09/05
24/11/05	Director/PDMR Shareholding	Exercise of share options/disposal of shares
08/12/05	Director/PDMR Shareholding	Exercise of share options/disposal of shares
12/12/05	Directorate Change	Retirement of H M P Miles, appointment of Sir John Banham
22/12/05	Director/PDMR Shareholding	Exercise of share options/retention and disposal of shares
23/12/05	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
12/01/06	Holding in Company	Notification of Major Interests in Shares - Lloyds TSB Group Plc (including Scottish Widows Investment Partnerships)
13/01/06	Director/PDMR Shareholding	Exercise of share options/disposal of shares
16/01/06	Director/PDMR Shareholding	Purchase of shares
20/01/06	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
20/01/06	Director/PDMR Shareholding	Sale of shares
23/01/06	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
26/01/06	Trading Update	Update on current trading
26/01/06	Blocklisting Interim Review	Details of shares issued under share option schemes
26/01/06	Blocklisting Interim Review	Details of shares issued under share option schemes
31/01/06	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
01/02/06	Acquisition	Acquisition of Davy Process Technology Limited
02/02/06	Director/PDMR Shareholding	Dividend reinvestment – purchase of shares
13/02/06	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan (dividend reinvestment)
16/02/06	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
22/02/06	Autocatalyst Facility	Building of autocatalyst facility in Russia
28/02/06	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
01/03/06	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
01/03/06	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
07/03/06	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
08/03/ 06	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
09/03/06	Director/PDMR Shareholding	Purchase of shares by the Johnson Matthey Share Retention Trust
09/03/06	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)

16/03/06	Director/PDMR Shareholding	Monthly purchase of shares by the trustee of the Johnson Matthey Share Incentive Plan
22/03/06	Trading Statement	Pre close trading update
30/03/06	Director/PDMR Shareholding	PEP dividend reinvestment
30/03/06	Director/PDMR Shareholding	Purchase of shares by the trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US_

Copies of the above announcements can be found on the London Stock Exchange website www.londonstockexchange.com and on the Company's website www.matthey.com

2. Documents filed at Companies House

All of the documents listed below were filed at Companies House on or around the dates indicated.

Date	Document Type	Brief Description
06/04/05	169	Return by a company purchasing its own shares
06/04/05	88(2)R	Return of allotment of shares
06/04/05	88(2)R	Return of allotment of shares
06/04/05	88(2)R	Return of allotment of shares
06/04/05	88(2)R	Return of allotment of shares
08/04/05	169	Return by a company purchasing its own shares
15/04/06	88(2)R	Return of allotment of shares
15/04/06	88(2)R	Return of allotment of shares
15/04/06	88(2)R	Return of allotment of shares
15/04/06	88(2)R	Return of allotment of shares
15/04/06	88(2)R	Return of allotment of shares
26/04/05	169	Return by a company purchasing its own shares
26/04/05	169	Return by a company purchasing its own shares
26/04/05	169	Return by a company purchasing its own shares
29/04/05	88(2)R	Return of allotment of shares
08/06/05	88(2)R	Return of allotment of shares
16/06/05	88(2)R	Return of allotment of shares
21/06/05	88(2)R	Return of allotment of shares
21/06/05	88(2)R	Return of allotment of shares
21/06/05	88(2)R	Return of allotment of shares
25/06/05	88(2)R	Return of allotment of shares
25/06/05	88(2)R	Return of allotment of shares
30/06/05	88(2)R	Return of allotment of shares
07/07/05	88(2)R	Return of allotment of shares
07/07/05	88(2)R	Return of allotment of shares
07/07/05	88(2)R	Return of allotment of shares
11/07/05	88(2)R	Return of allotment of shares
18/07/05	88(2)R	Return of allotment of shares
18/07/05	88(2)R	Return of allotment of shares
18/07/05	88(2)R	Return of allotment of shares
18/07/05	88(2)R	Return of allotment of shares
29/07/05	AGM Resolutions	
29/07/05	Amended Articles of Association	
30/07/05	88(2)R	Return of allotment of shares
30/07/05	88(2)R	Return of allotment of shares
30/07/05	88(2)R	Return of allotment of shares
30/07/05	88(2)R	Return of allotment of shares
30/07/05	88(2)R	Return of allotment of shares
30/07/05	88(2)R	Return of allotment of shares

30/07/05	88(2)R	Return of allotment of shares
01/08/05	88(2)R	Return of allotment of shares
01/08/05	88(2)R	Return of allotment of shares
01/08/05	88(2)R	Return of allotment of shares
01/08/05	Annual Accounts	
09/08/05	88(2)R	Return of allotment of shares
09/08/05	88(2)R	Return of allotment of shares
09/08/05	88(2)R	Return of allotment of shares
17/08/05	88(2)R	Return of allotment of shares
17/08/05	88(2)R	Return of allotment of shares
17/08/05	88(2)R	Return of allotment of shares
17/08/05	88(2)R	Return of allotment of shares
18/08/05	363a	Annual Return
31/08/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
08/09/05	88(2)R	Return of allotment of shares
20/09/05	88(2)R	Return of allotment of shares
20/09/05	88(2)R	Return of allotment of shares
20/09/05	88(2)R	Return of allotment of shares
20/09/05	88(2)R	Return of allotment of shares
20/09/05	88(2)R	Return of allotment of shares
20/09/05	88(2)R	Return of allotment of shares
23/09/05	88(2)R	Return of allotment of shares
23/09/05	88(2)R	Return of allotment of shares
23/09/05	88(2)R	Return of allotment of shares
29/09/05	88(2)R	Return of allotment of shares
29/09/05	88(2)R	Return of allotment of shares
07/10/05	88(2)R	Return of allotment of shares
07/10/05	88(2)R	Return of allotment of shares
07/10/05	88(2)R	Return of allotment of shares
07/10/05	88(2)R	Return of allotment of shares
19/10/05	88(2)R	Return of allotment of shares
19/10/05	88(2)R	Return of allotment of shares
19/10/05	88(2)R	Return of allotment of shares
24/10/05	88(2)R	Return of allotment of shares
24/10/05	88(2)R	Return of allotment of shares
11/11/05	88(2)R	Return of allotment of shares
11/11/05	88(2)R	Return of allotment of shares
24/11/05	88(2)R	Return of allotment of shares
24/11/05	88(2)R	Return of allotment of shares
24/11/05	88(2)R	Return of allotment of shares
24/11/05	88(2)R	Return of allotment of shares
24/11/05	88(2)R	Return of allotment of shares
24/11/05	88(2)R	Return of allotment of shares
24/11/05	88(2)R	Return of allotment of shares
02/12/06	88(2)R	Return of allotment of shares
02/12/06	88(2)R	Return of allotment of shares
02/12/06	88(2)R	Return of allotment of shares

02/12/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
03/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
18/01/06	88(2)R	Return of allotment of shares
27/01/06	88(2)R	Return of allotment of shares
27/01/06	88(2)R	Return of allotment of shares
27/01/06	88(2)R	Return of allotment of shares
30/01/06	Form 288a	Appointment of director
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
20/02/06	88(2)R	Return of allotment of shares
03/03/06	88(2)R	Return of allotment of shares
03/03/06	88(2)R	Return of allotment of shares
03/03/06	88(2)R	Return of allotment of shares
03/03/06	88(2)R	Return of allotment of shares
03/03/06	88(2)R	Return of allotment of shares
03/03/06	88(2)R	Return of allotment of shares
07/03/06	287	Change in address of registered office
07/03/06	88(2)R	Return of allotment of shares
07/03/06	88(2)R	Return of allotment of shares
07/03/06	88(2)R	Return of allotment of shares
07/03/06	88(2)R	Return of allotment of shares
17/03/06	88(2)R	Return of allotment of shares
17/03/06	88(2)R	Return of allotment of shares
17/03/06	88(2)R	Return of allotment of shares

Copies of documents filed at Companies House can be obtained from Companies House or from the Company Secretary, Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE.

3. Documents sent to shareholders

The following documents were published and sent to shareholders. They are available on the Company's website www.matthey.com

Date	Document
13/06/05	Annual Report and Accounts for the year ended 31/03/05
13/06/05	Circular Letter to Shareholders including Notice of Annual General Meeting
06/12/05	Interim Report for the half year ended 30/09/05

For further enquires, contact

Angela Purtill, Assistant Company Secretary, Johnson Matthey PLC
Telephone: 020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
W F Sandford
J N Sheldrick
I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	30
P N Hawker	30
D W Morgan	30
L C Pentz	30
W F Sandford	30
J N Sheldrick	30
I F Stephenson	30

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.77

14. Date and place of transaction:

21 June 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	51,003
P N Hawker	8,050
D W Morgan	36,341
L C Pentz	11,495
J N Sheldrick	63,405

16. Date issuer informed of transaction:

21 June 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

21 June 2006

Regulatory Announcement

Go to market news section

Free annual report

Johnson Matthey

Company	Johnson Matthey
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:54 21-Jun-06
Number	9782E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan.

9. Number of shares, debentures or financial instruments relating to shares acquired:

31 May 2006 19 Ordinary Shares of £1 each
15 June 2006 19 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

31 May 2006 £13.44
15 June 2006 £12.89

14. Date and place of transaction:

31 May 2006, London
15 June 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

21 June 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

21 June 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	16:04 27-Jun-06
Number	2544F

Johnson Matthey

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1985 Executive Share Option Scheme (Ref 91/100 & Ref 96/2296a)		
Period of return:	From:	1 December 2005	To:	31 May 2006
Balance under scheme from previous return:		58,310		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		58,310		
Number and *class* of *securities* originally listed and the date of admission		3,015,300 – Ref 91/100 1,350,000 – Ref 96/2296a – 12 June 1996		
Total number of *securities* in issue at the end of the period		220,315,438		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,

for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:	Johnson Matthey PLC
Name of scheme:	JM-Cookson Matthey Ceramics Executive Share Option Scheme (Ref 96/2296e)
Period of return: From:	1 December 2005 To: 31 May 2006
Balance under scheme from previous return:	146,135
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	0
Number of *securities* issued/allotted under scheme during period:	0
Balance under scheme not yet issued/allotted at end of period	146,135
Number and *class* of *securities* originally listed and the date of admission	250,000 – 12 June 1996
Total number of *securities* in issue at the end of the period	220,315,438

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 December 2005	To:	31 May 2006
Balance under scheme from previous return:		199,391		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		69,186		
Balance under scheme not yet issued/allotted at end of period		130,205		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 – 12 June1996 786,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,315,438		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ______________________________
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to

prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)		
Period of return:	From:	1 December 2005	To:	31 May 2006
Balance under scheme from previous return:		754,969		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		330,430		
Balance under scheme not yet issued/allotted at end of period		424,539		
Number and *class* of *securities* originally listed and the date of admission		3,000,000 – 12 June1996 3,344,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,315,438		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 December 2005	To:	31 May 2006
Balance under scheme from previous return:		1,189,995		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		53,714		
Balance under scheme not yet issued/allotted at end of period		1,136,281		
Number and *class* of *securities* originally listed and the date of admission		1,200,000 – 2 October 2003		
Total number of *securities* in issue at the end of the period		220,315,438		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		US Executive Stock Option Plan (Ref 96/2296d)		
Period of return:	From:	1 December 2005	To:	31 May 2006
Balance under scheme from previous return:		40,940		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		40,940		
Number and *class* of *securities* originally listed and the date of admission		420,000 – 12 June 1996		
Total number of *securities* in issue at the end of the period		220,315,438		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		JM-Cookson Matthey Ceramics Overseas Executive Share Option Scheme (Ref 96/2296f)		
Period of return:	From:	1 December 2005	To:	31 May 2006
Balance under scheme from previous return:		338,825		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		338,825		
Number and *class* of *securities* originally listed and the date of admission		500,000 – 12 June 1996		
Total number of *securities* in issue at the end of the period		220,315,438		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ____________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 19 June 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		Meconic 1995 Approved Share Option Scheme		
Period of return:	From:	1 December 2005	To:	31 May 2006
Balance under scheme from previous return:		2,770		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		392		
Balance under scheme not yet issued/allotted at end of period		2,378		
Number and *class* of *securities* originally listed and the date of admission		61,677 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,315,438		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

Close

countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.